Guardion Health Sciences, Inc.

15150 Avenue of Science, Suite 200

San Diego, California 92128

April 3, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Irene Paik

Mary Beth Breslin
Christine Westbrook

Re:	Guardion Health Sciences, Inc.

Registration Statement on Form S-1, as amended
File No. 333-228086

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Guardion Health Sciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Thursday, April 4, 2019, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP by calling David Sunkin at (213) 617-4252. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Sheppard, Mullin, Richter & Hampton LLP, Attention: David Sunkin, by facsimile to (213) 443-2750.

If you have any questions regarding this request, please contact David Sunkin of Sheppard, Mullin, Richter & Hampton LLP at (213) 617-4252.

Very Truly Yours,

By:	/s/ Michael Favish
Name: Michael Favish
Title: Chief Executive Officer

cc:	David Sunkin, Sheppard Mullin, Richter & Hampton LLP